EX 99.28(h)(22)

Amendment
to
Fund Compliance Services Agreement
between
Curian Variable Series Trust
and
Jackson Fund Services, A Division of
Jackson National Asset Management, LLC

This Amendment is made as of December 14, 2012, between Curian Variable Series Trust (the “Trust”), a Massachusetts business trust, and Jackson Fund Services (“JFS”), a division of Jackson National Asset Management, LLC, a Michigan limited liability company.

Whereas, the Trust and JFS are parties to the Fund Compliance Services Agreement dated October 5, 2011 (the “Agreement”); and

Whereas, in connection with the increased scope of activities resulting from, among other things, the increased amount of assets of the Trust, and the addition of new series of the Trust, the parties wish to amend Schedule B of the Agreement in order to reflect an increase in Fund Compliance Services Fees.

Now Therefore, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the Trust and JFS agree as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated December 14, 2012, attached hereto.

2.	This Amendment may be executed in two or more counterparts which together shall constitute one document.

In Witness Whereof, the Trust and JFS have caused this Amendment to be executed by their duly authorized officers as of this 14th day of December 2012.

Curian Variable Series Trust (“Trust”)		Jackson Fund Services, a division of Jackson National Asset Management, LLC

By:	/s/ Susan S. Rhee	By:	/s/ Mark D. Nerud
Name:	Susan S. Rhee	Name:	Mark D. Nerud
Title:	Vice President, Chief Legal Officer, and Secretary	Title:	President and Chief Executive Officer

Schedule B
Service Fees

Dated: December 14, 2012

Fund Compliance Services Fees: $200,000 annual fee

The Trust shall pay the annual fee, in monthly installments, within ten (10) days after the end of each month.

B-1